709 – 837 West Hastings Street

Vancouver, B.C.   V6C 3N6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the Shareholders (the “Shareholders”) of IMA Exploration Inc. (the “Company”) will be held in The Ceperley Room at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Tuesday, December 9, 2008 at the hour of 10:00 A.M. (Vancouver time), for the following purposes:

1.

To receive the report of the directors;

2.

To receive the audited financial statements of the Company for its most recently completed financial year  (with comparative statements relating to the preceding fiscal period) together with the related Management’s Discussion and Analysis and report of the Auditors thereon;

3.

To determine the number of directors at seven (7);

4.

To elect directors;

5.

To re-appoint auditors and to authorize the Audit Committee of the Company to fix their remuneration;

6.

To pass an ordinary annual resolution to ratify, confirm and approve the Company’s stock option plan; and

7.

To transact such other business as may properly come before the Meeting, or any adjournment thereof.

Following this Notice of Meeting is a Management Information Circular and Form of Proxy for Shareholders.  The Management Information Circular provides information relating to the matters to be addressed at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and return the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and the Management Information Circular.  Please advise the Company of any change in your mailing address.  A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services, Attention:  Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario  M5J 2Y1, or by fax at 1-866-249-7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia as of  November 6, 2008

By Order of the Board of Directors

“Joseph Grosso”

Joseph Grosso

President and Chief Executive Officer

Suite 709 - 837 West Hastings Street

Vancouver, British Columbia

Canada  V6C 3N6

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of IMA Exploration Inc. (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 9, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof (the “Meeting”).

Unless otherwise indicated, the information in this Information Circular is given as of November 6, 2008.

SOLICITATION OF PROXIES

The solicitation of proxies will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers and employees of the Company.  The Company may reimburse brokers or other intermediaries holding Common Shares (“Shares”) of the Company in their names or the names of their nominees for their reasonable expenses in forwarding meeting materials to beneficial owners of Shares for the purpose of obtaining proxies or voting instructions.  All costs of solicitation will be borne by the Company which anticipates the cost to be approximately $10,000.

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

Presentation of 2007 Annual Financial Statements

The audited financial statements of the Company for its most recently completed financial year and the report of the auditor therein will be placed before the Meeting.  The 2007 Annual Report containing the consolidated audited financial statements, the report of the auditor and Management’s Discussion and Analysis (“MD&A”) were mailed to Shareholders who had previously requested that copies be sent to them.

Election of Directors

The Board of Directors presently consists of six directors and it is intended to propose a motion to pass an ordinary resolution at the Meeting to fix the number of directors at seven and then to elect at the Meeting seven directors for the ensuing year.

The term of office of each of the present directors will end at the conclusion of the Meeting.  Each director elected at the Meeting  will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

Management of the Company proposes to nominate each of the persons named below for election at the Meeting.

Name, Position and Place of Residence(1)	Principal Occupation(1)	Director Since	No. of Shares Beneficially Owned or Controlled(1) (2)
JOSEPH GROSSO President, Chief Executive Officer and Director Burnaby, British Columbia	Director and officer of the Company since February 1990; President of Oxbow International Marketing Corp., a private BC company.	1990	1,182,777 Common
R. STUART (TOOKIE) ANGUS(3)(4) Director Vancouver, British Columbia	Independent business consultant to the Mining Industry since January 1, 2006; Managing Director, Mergers & Acquisitions, Endeavour Financial Ltd., November 2003 to December 31, 2005; Partner, Fasken Martineau DuMoulin LLP from 2001 to 2003. Serves as a director on the board of several mining companies.	2003	Nil
DAVID TERRY Vice President, Exploration and Director West Vancouver, British Columbia	Vice President, Exploration for the Company, Amera Resources Corporation from March 2004 to present and for Golden Arrow Resources Corporation from July 2004 to present; Regional geologist with the BC Ministry of Energy and Mines in Cranbrook, BC from May 2001 to March 2004.	2004	22,000 Common
DAVID HORTON(3)(4) Director Vancouver, British Columbia	Senior Vice-President of Canaccord Capital Corporation from 1996 to present.	2004	200 Common
LEONARD HARRIS Director Colorado, U.S.A.	Retired Mining Consultant and Chairman, Resource Development Inc. and Chairman Emeritus, Mining, Energy and Petroleum Task Force, Chamber of the Americas. Serves as a director on the board of several mining companies.	2005	5,000 Common
JERRY MINNI(3) Director West Vancouver, British Columbia	CEO of Mcorp Investment Group since 2006, self-employed Certified General Accountant since 1988 and currently partner of Minni, Clark & Company, and director and officer of several reporting issuers.	2007	155,000 Common
MICHAEL ATKINSON Nominee for election as Director Vancouver, British Columbia	President of Maverick Projects Inc. since July 2008. Vice President of Quest Capital Corp. from June 2002 to June 2008.	-	Nil

NOTES:

(1)

This information has been furnished by the respective nominee.

(2)

Includes Shares beneficially owned or over which the nominee exercises control or direction.

(3)

Denotes member of the Company’s Audit Committee.

(4)

Denotes member of the Company’s Compensation Committee.

All of the nominees listed above are ordinarily resident in Canada other than Mr. Harris who resides in the United States.

Unless otherwise instructed, the persons named as proxyholder in the enclosed form of proxy intend to vote the Shares represented by such a proxy for the election of the nominees named above.

 Mr. Angus serves as a director of Wildcat Silver Corporation (“Wildcat”) which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order on October 30, 2007.  The management cease trade order was in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the management cease trade order was revoked on January 8, 2008.

The Company has not been advised that any of the above nominees will be unable or unwilling to serve.  However, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting and if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary authority granted under such proxy will be used by that proxyholder to vote for any substitute nominee or nominees who management of the Company, in its discretion, may chose to nominate.

Appointment and Remuneration of Auditors

At the Meeting, management of the Company intend to propose that PricewaterhouseCoopers, LLP, 7th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3S7, be re-appointed as auditors of the Company and to authorize the Audit Committee of the Company to fix their remuneration.

PricewaterhouseCoopers LLP have been the auditors of the Company since 1997.  To be effective, the resolution appointing auditors must be passed by a majority of the votes cast by the Shareholders who vote in respect of that resolution.

Unless otherwise instructed, the persons named as proxyholder in the enclosed form or proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company, to hold office until the conclusion of the next Annual General Meeting of the Company, at a remuneration to be fixed by the Audit Committee of the Company.

The mandate of the Company’s Audit Committee provides that the Committee must review and pre-approve the scope and engagement of PricewaterhouseCoopers LLP for all non-audit services.  For the periods ending December 31, 2007 and December 31, 2006, the Company has paid PricewaterhouseCoopers the following fees:

Year Ended December 31, 2007

     Year Ended December 31, 2006

Audit Fees

$       39,000

$  44,500

Audit Related Fees1

$         5,091

$  58,303

Tax Fees2

$        10,320

$  14,232

NOTES:

(1)

Audit related fees include fees for review of quarterly financial statements, management’s discussion and analysis or any review provided in connection with any public financing carried out by the Company.

(2)

Includes advice for tax filing, transaction analysis and advice, and tax aspects of employee compensation matters.

Ratification of Stock Option Plan

At the Annual and Extraordinary General Meeting of Shareholders held on June 26, 2003, Shareholders approved the adoption of the Company’s Stock Option Plan (the “Stock Option Plan”).  Complete details regarding the Stock Option Plan are set out in the Information Circular disseminated in connection with that meeting.

Under the Stock Option Plan, a total of ten percent (10%) of the issued and outstanding Shares of the Company are available for issuance upon the exercise of options granted under the Stock Option Plan.

Under the rules of the TSX Venture Exchange, all listed companies who have adopted a rolling stock option plan must obtain shareholder approval of such a plan at its Annual General Meeting.  Accordingly, at the Meeting, the Shareholders will be asked to consider and, if thought fit, to pass a resolution to ratify and confirm the Company’s Stock Option Plan substantially in the form of the resolution set out below.

A copy of the Stock Option Plan will be available for inspection at the Meeting.  Shareholders may also obtain a copy of the Stock Option Plan upon written request to the Secretary of the Company at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

the Stock Option Plan, in the form approved by the Shareholders of IMA Exploration Inc. at the Annual and Extraordinary General Meeting held on June 26, 2003, is hereby ratified, confirmed and approved;

2.

the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan up to that number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of any option and all such grants are hereby ratified, confirmed and approved; and

3.

the Compensation Committee (as defined in the Stock Option Plan) be and is authorized to make such amendments to the Stock Option Plan from time to time as the Compensation Committee may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities.

The approval of the Stock Option Plan requires an affirmative vote of a majority of the votes cast at the Meeting either in person or by proxy.  Management of the Company recommends that Shareholders vote in favour of the foregoing resolution.  Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting.

Other Business

Management of the Company is not aware of any other matters that may come before the Meeting other than those set out in the accompanying Notice of Meeting.  If any other matter properly comes before the Meeting, a proxy in the form attached confers discretionary authority on the proxyholder so named to vote the shares represented thereby in accordance with their judgment on such matter.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 2005, the Canadian securities regulatory authorities adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” requiring issuers to annually disclose their systems of corporate governance based on certain guidelines and practices suggested in National Policy 58-201 “Corporate Governance Guidelines.”

In accordance with the foregoing disclosure requirements, the Board of Directors of the Company has adopted the following Statement of Corporate Governance Practices:

The Board of Directors

The Board of Directors has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and to supervise management.

The actions of the Board are governed by the requirements under the Business Corporations Act (British Columbia) to act honestly, in good faith and in the best interests of the Shareholders of the Company and to exercise care, diligence and skill in doing so.

The Board endeavors to ensure that its composition complies with the Company’s Articles of Incorporation, applicable securities rules and regulations of Canada and the U.S. Securities and Exchange Commission and the policies of the TSX Venture Exchange and the American Stock Exchange.

Board Mandate

Every director takes part in the process of establishing policies for the Company and its subsidiaries.  The Board of Directors has assumed the responsibility for developing the Company’s approach to governance and responding to current governance guidelines.  To that end, the Board has adopted the following mandate and objectives:

(a)  The Strategic Planning Process

The Board participates in the Company’s strategic planning by considering and, if deemed appropriate, adopting plans as proposed and developed by management, with management having the primary responsibility for initially developing a strategic plan.

(b)  Principal Risks

The Board considers the risks inherent in the mining industry and receives periodic assessments from management and others as to these risks and the Company’s strategies to manage those risks.

(c)  Policies

The Board reviews and approves key policy statements, codes of conduct or practices developed by management to promote ethical business conduct, regulatory compliance and public disclosure practices, among others, and monitors or oversees compliance with those policies, codes or practices.

(d)  Committees

The Board is responsible for appointing and reviewing the mandate and composition of any Committee of the Board and considering and approving any changes to the composition, charter or mandate of any Committee of the Board.

(e)  Independence

The Board is responsible for establishing appropriate structures and procedures so that the Board and its Committees can function independently of management.

(f)  Compensation Practices

The Board will review the recommendations of the Compensation Committee regarding the Company’s compensation practices including Stock Option Grants.

(g)  Material Agreements and Documents

The Board will approve or ratify significant projects, investments, dispositions, acquisitions or other material agreements proposed to be entered into by the Company and review and approve all documents required by law to be reviewed and approved by the Board, including annual audited financial statements, Management’s Discussion and Analysis of financial results, the Company’s Annual Information Form, Information Circulars to be disseminated in connection with any meeting of Shareholders and any prospectus, registration statement or other similar documents.

(h)  Succession Planning

The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  The training and development of personnel is generally left to management.  The Board appoints the President, Chief Executive Officer and Chairman, as well as the officers of the Company.

    (i)

Communications Policy

The Board assesses the effectiveness of the Company’s communications with Shareholders and has established a Disclosure and Insider Trading Policy to ensure that material matters are disseminated in a timely manner.

(j)

Integrity of Internal Controls

The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company’s internal control systems and has instituted the controls required by the U.S. Sarbanes-Oxley Act of 2002, as applicable.  The internal control review process is undertaken on an annual basis during  the year end financial audit.  The Audit Committee also reviews and assesses the financial statements on a quarterly basis and annually reviews the adequacy of the Company’s Disclosure and Insider Trading Policy.

(k)

General

The Board will generally assume such responsibility and authorities as the Board sees fits, consistent with its duties and responsibilities to the Company and its Shareholders.

The Board has approved written mandates for its two standing Committees, namely, the Audit Committee and Compensation Committee.  In order to foster a corporate culture of excellence, the Board has also adopted a written Code of Business Conduct and Ethics applicable to all employees, officers and directors.

The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company.  If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board or Audit Committee for consideration.

Board Independence

The Board consists of seven directors, the majority of whom would be considered “independent” in that the person has no direct or indirect material relationship with the Company which, in the view of the Board, would be reasonably expected to interfere with the exercise of the director’s independent judgment.

In determining if a person is independent, the Board has compiled, reviewed and discussed the existence, nature and materiality of any direct or indirect relationship between the member and the Company.  Messrs. Angus, Horton, Harris and Minni are independent directors.  If elected at this meeting, Mr. Atkinson will join the Board as an independent director.  The other two directors, Messrs. Grosso and Terry, because of their management positions, would not be considered independent.

The Board considers that, given the entrepreneurial nature of the Company, and the current stage of the Company’s development, the present number and composition of directors is appropriate.  The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.  The Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board’s composition at this time.

Currently, a Chairman of the Board is appointed at each meeting of the directors.   The Chairman’s role and responsibility is to facilitate meetings of the directors so as to allow the Board to discharge its mandate and duties to the

Company and its Shareholders.

The Chief Executive Officer and President of the Company, Mr. Joseph Grosso, is a member of management and a director of the Company.  In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company’s operations be present during most important Board discussions.  Notwithstanding the foregoing, when the Board considers it appropriate, the independent directors meet without management present at the meeting.  The Board is of the view that it can function independently of management when required to do so.

Individual Directors

The following provides further information regarding the background, experience and other directorships and business interests of the directors.

Since 1990, Mr. Joseph Grosso has been a director, President and Chief Executive Officer of the Company.  He is also President, CEO, Chairman and a Director of Golden Arrow Resources Corporation and President, CEO and Director of Oxbow International Marketing Corp.

Mr. R. Stuart (“Tookie”) Angus is an independent business adviser to the mining industry and other issuers.  He is a director and Chairman of Dynasty Gold Corp., Nevsun Resources Ltd., Bolero Resources Corp. and Santa Fe Metals Corp.   Mr. Angus serves as a  director on the boards of CMQ Resources Inc., Plutonic Power Corporation, Blackstone Ventures Inc.,  Polaris Minerals Corporation, Tsodilo Resources Limited, Uranium North Resources Corp., Ventana Gold Corp., Coro Mining Corp., SouthGobi Energy Resources Ltd., Stealth Energy Inc., Tirex Resources Ltd., and Wildcat Silver Corp.   He has also been a partner in the law firms of Fasken Martineau DuMoulin and Stikeman Elliott.

Mr. David Horton has been Senior Vice-President for Canaccord Capital Corporation since 1996.  He is also a director of Golden Arrow Resources Corporation.

Mr. David Terry has been a director and VP Exploration for the Company since 2004.  He is also a director and VP Exploration for Golden Arrow Resources Corporation and a director for Amera Resources Corporation.

Mr. Leonard Harris, a mining industry consultant, joined the Board in August 2005.  He is Chairman of Resource Development Inc. and Chairman Emeritus, Mining, Energy and Petroleum Task Force, Chamber of the Americas.  Mr. Harris also serves as a director of Aztec Metals Corp. Solitario Resources Ltd., Cardero Resource Corp., Canarc Resource Corp., Golden Arrow Resources Corp, Castle Gold Corp. and Pediment Exploration Ltd., Sulliden Exploration Inc., Endeavour Silver Corp., Alamos Gold Inc. and Indico Resources Ltd.

Mr. Jerry Minni was elected to the Board as an independent director at the Annual General Meeting held December 4, 2007.   He is a Certified General Accountant and currently serves as a director of Amera Resources Corporation and Avantec Technologies Inc.  Mr. Minni is director and CFO of Weststar Resources Corp. and  Mantra Mining Inc.

Mr. Michael Atkinson has agreed to stand for election to the Board as an independent director.  He is president of Maverick Projects Inc. and serves as a director of Silverwing Energy Inc. and Bonanza Resources Corporation.

Board Attendance

The information below sets out Board meetings held and attendance for the year ended December 31, 2007.

Director	Board Meetings Attended
Jerry Minni(1)	2 of 2
Joseph Grosso	4 of 4
R. Stuart (Tookie) Angus	3 of 4
David Terry	3 of 4
David Horton	3 of 4
Leonard Harris	4 of 4
Art Lang (2)	4 of 4
Chet Idziszek (3)	1 of 4
Gerald Carlson (4)	2 of 2

Notes

(1)

Since his appointment December 4, 2007.

(2)

Resigned as Director and CFO effective September 3, 2008.

(3)

Resigned as Director effective March 19, 2008.

(4)

During his term as Director.

Position Descriptions

The Company has not formally developed position descriptions for the directors, Chairman of the Board, the Chairman of each standing committee of the Board or the Chief Executive Officer.  However, the Board is satisfied that the directors and senior management are fully aware of their responsibilities and those matters that are within their authority.

Nomination of Directors

The Board has not constituted a separate nominating committee to propose new nominees to the Board or for assessing directors’ performance as the Board considers the Company too small to justify a more formal process.  The Board as a whole from time to time discusses potential candidates for the Board, taking into account the overall composition, skills and experience of the Board as a whole.

Orientation and Education of Directors

The Company does not have a formal process of orientation and education for new members of the Board.  The independent Board members currently have considerable experience as members of the boards of other public companies.  Senior management regularly provides updates to all directors on material developments in the Company’s business.

Board Committees

The Board has two standing committees of its directors, namely the Audit Committee and the Compensation Committee.  A formal written mandate has been approved by the Board for each such Committee.  The Board may at any time constitute and appoint such other Committees and delegate such functions or responsibilities as it sees fit.

Compensation Committee

The Compensation Committee members are Messrs. Angus and Horton, both of whom are independent directors.  The Compensation Committee meets at least twice a year and otherwise as required.  The Compensation Committee has responsibility for oversight of the Company’s overall human resources policies and procedures as well as review of executive and key employee compensation and compensation of the

Company’s independent directors. The Compensation Committee is also responsible for the administration of the Stock Option Plan.

The Audit Committee

The Audit Committee has three members, consisting of  Messrs. Angus, Horton and Minni, all of whom are independent directors and are financially literate.  Mr. Horton is Chairman of the Committee.  The Audit Committee meets at least quarterly to review the annual and interim financial statements and  Management’s Discussion and Analysis before the Board approves them.

Due to its size, the Company has no formal internal audit process.  The Audit Committee has direct communication channels with the external auditors and is responsible for setting the auditor’s remuneration  and recommending to the Board the appointment of the auditor.  The external auditors report directly to the Audit Committee.

The full charter of the Audit Committee is attached hereto as Schedule “A”.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) and a Whistle-Blower Policy and Procedures.  A copy of the Code and Whistle-Blower Policy can be found on the Company website at http://www.imaexploration.com under the Corporate Governance section.

The Board has appointed a Compliance Officer who is responsible for monitoring compliance with the Code, investigating and resolving all reported complaints and allegations concerning violations of the Code.  The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.

Where any director has an interest, direct or indirect in a material contract or material transaction relating to the Company, the Business Corporations Act (British Columbia) requires that the director disclose his or her interest to the Board in advance and thereafter abstain from voting as a director on that matter.  The Code adopted by the Board goes further by imposing more stringent disclosure and approval requirements than those imposed under the Business Corporations Act (British Columbia).

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.  This may include requiring the director to excuse himself or herself from deliberations of the Board or referring that matter for consideration by a committee of independent directors of the Board.

Director Assessments

The Chairman of the Board has responsibility for ensuring the effective operation of the Board and its committees and for ensuring the Board’s directors are performing effectively.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to each of its Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) , regardless of the amount of compensation of those individuals, and each of the Company’s four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000.

During the Company’s most recently completed financial year ended December 31, 2007, Mr. Joseph Grosso, President and CEO and Mr. Art Lang who was CFO during 2007, were the Company’s only Named Executive Officers.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2007, 2006, and 2005 (excluding the value of perquisites or other benefits worth less than $50,000 and 10% of the Named Executive Officer’s aggregate compensation) in respect of the Named Executive Officers:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Joseph Grosso President and CEO(2)	2007 2006 2005	250,000 200,667 102,000	- 150,000 -	- - -	- 48,000 150,000	- - -	- - -	- - -
Arthur Lang CFO	2007 2006 2005	64,612(3) 98,471 68,927	- 50,000 -	- - -	- 35,000 100,000	- - -	- - -	- - -

NOTES:

(1)

Represents Shares issuable under options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.  The Company does not have any stock appreciation rights (“SARs”).

(2)

See “Management Contracts” below regarding agreement with Oxbow International Marketing Corp.

(3)

Mr. Lang’s total compensation from Grosso Group Management Ltd. (the “Grosso Group”) was $151,000, of which $64,612 was allocated to the Company as part of the total fees paid to the Grosso Group for the year.  See “Management Contracts” below.

Long Term Incentive Plan Awards

The Company does not have any long term incentive plans (“LTIP”), namely, any plan providing compensation intended to motivate performance over a period longer than one financial year not including option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Option/Stock Appreciation Right (“SAR”) Grants and Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year(1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Joseph Grosso	-	-	-	-	-
Arthur Lang	-	-	-	-	-

NOTES:

(1)

Represents percentage of all options granted during the financial year.

(2)

Represents the exercise price of stock options was set according to the rules of the TSX Venture Exchange and the

                Company’s Stock Option Plan.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets forth details of all stock options exercised during the most recently completed financial year by the Named Executive Officers, and the financial year end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Financial Year End(3) (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Financial Year End ($)(3) Exercisable/Unexercisable
Joseph Grosso	Nil	Nil	548,000/nil	Nil
Arthur Lang	Nil	Nil	185,000/nil	Nil

NOTES:

(1)

Represents the number of Shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of the Shares of the Company on the TSX Venture Exchange on the date of exercise.

(3)

Value of unexercised in-the-money options were calculated using the closing price of Shares of the Company on the TSX Venture Exchange on December 31, 2007 of $0.42 per share, less the exercise price of in-the-money stock options.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officer.

Management Contracts

By agreement, made effective as of July 1, 1999, Oxbow International Marketing Corp., a private company owned by Mr. Joseph Grosso, was paid a consulting fee of $8,500 per month for making available the services of Mr. Grosso.  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000. During the financial year ended December 31, 2007, Oxbow was paid a total of $250,000 (2006 - $200,667).

  In January, 2005, Mr. Lang became an employee of Grosso Group Management Ltd., which provides certain accounting and administrative services to various issuers, including the Company.  During the year ended December 31, 2005, Mr. Lang’s total compensation from the Grosso Group was $94,667, of which $68,927 was allocated to the Company as part of the Grosso Group fees for the year.  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase Mr. Lang’s annual salary effective May 1, 2006 and to pay him a bonus of $50,000. During the financial year ended December 31, 2007, Mr. Lang’s total compensation from the Grosso Group was $151,000, of which $64,612 was allocated to the Company as part of the Grosso Group fees for the year.

Effective January 1, 2006, the Company entered into an agreement with RSA Holdings Ltd., pursuant to which Mr. R. Stuart (“Tookie”) Angus, a director of the Company, agreed to provide advisory services to the Company for the monthly fee of US$5,000. During the financial year ended December 31, 2007, the Company paid $66,050 to RSA Holdings Ltd.  This agreement was terminated by mutual agreement, effective December 31, 2007.

Termination of Employment or Change of Control

The agreement between the Company and Oxbow International Marketing Corp. provides arrangements with respect to remuneration to be received or that may be received by Mr. Grosso in the event of termination of employment (as a result of resignation, retirement, change of control, etc.)   In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on December 31, 2007, the amount payable under the contract would be $1,211,500.

In the event the contract is terminated by the Company as a result of the President’s death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

Report on Executive Compensation

The Compensation Committee of the Board is composed of Messrs. Angus and Horton, each of whom is an independent director. None of the Committee members were or are employees or officers of the Company.

The following is a report of the Compensation Committee on the Company’s executive compensation practices.

The Company’s executive compensation program is comprised of two components:  base salary and annual incentives.  In considering these key aspects the Committee attempts to set standards that will attract, reward, motivate and retain key executives and, at the same time, provide a competitive total compensation package relative to industry standards.

The Compensation Committee:

•

discusses as required and reviews annually all aspects of compensation

•

takes into consideration competitiveness and common sense in their review

•

separately reviews the compensation and incentives for all Executives

•

administers the Stock Option Plan

•

carefully assesses the performance of the Chief Executive Officer considering both financial and non-financial components based on competitive and comparable information

Submitted by the Compensation Committee

R. Stuart (“Tookie”) Angus

David. Horton

Share Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Common Shares of the Company for the last five years as of December 31 of each year with the cumulative total return of the TSX Venture Composite Index.  The Common Share trading data is as reported on the TSX Venture Exchange.

	2000	2001	2002	2003	2004	2005	2006	2007
IMA	100	108	149	473	1086	941	17	81
S&P/TSX Composite	100	87	93	97	111	138	116	109

Director Compensation

The Company does not provide cash compensation to its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

Directors are entitled to participate in the Company’s Stock Option Plan.  The following table sets forth stock options granted by the Company during the financial year ended December 31, 2007 to the directors other than the Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors as a group who are not Named Executive Officers	Nil	-	-	-

NOTES:

(1)

The exercise price of stock options was set according to the rules of the TSX Venture Exchange.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2007 by the directors other than the Named Executive Officers, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized(2) ($)	Unexercised Options at Financial Year End(2) (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at Financial Year End ($)(2) Exercisable/ Unexercisable
Directors as a group who are not Named Executive Officers	Nil	Nil	1,120,000/Nil	Nil

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2007 at $0.42 per share, less the exercise price of in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Stock Option Plan which was previously approved by Shareholders on June 26, 2003.  The Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as a long term investment.  The Stock Option Plan is administered by the Compensation Committee of the Board.  The Stock Option Plan provides that the number of Shares issuable under the Plan may not exceed ten percent (10%) of the total number of issued and outstanding Shares on the date of grant of any option.

The following table sets forth details of options granted under the Stock Option Plan during the Company’s most recently completed financial year.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,330,000	$2.72	883,206
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,330,000	$2.72	883,206

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

Except as otherwise disclosed herein, no director or senior officer of the Company, proposed nominee for election as a director of the Company nor any associate or affiliate of any such director, senior officer or nominee is or has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries at any time during the Company’s most recently completed financial year, other than routine indebtedness, as that term is used under Canadian securities law.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, to the knowledge of management of the Company, no informed person (including a director, officer or holder of 10% or more of the Shares of the Company), proposed nominee for election as a director of the Company nor any associate or affiliate of any such informed person or proposed nominee had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the most recently completed financial year, or has any interest in any material transaction in the current year.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, no person who has been a director or senior officer of the Company since the beginning of the Company’s most recently completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the ratification of the Company’s Stock Option Plan.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

Issued and Outstanding: 52,132,064 Common Shares without par value

Authorized Capital: Unlimited Common Shares without par value

The Board of Directors of the Company has fixed November 7, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and return a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Shares voted at the Meeting.

Each Shareholder is entitled to one vote for each Share registered in their name on the list of Shareholders.

To the knowledge of the directors and senior officers of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to all of the outstanding Shares of the Company is The Rule Family Trust UAD 12/17/98 which holds 10,094,100 shares representing approximately19.36% of the outstanding shares (as at October 30, 2008).

GENERAL PROXY INFORMATION

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors and officers of the Company.  A Shareholder may appoint some other person (who need not be a Shareholder) to represent them at the Meeting other than the persons named in the enclosed form of proxy.  You may do so by inserting the person’s name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

Deposit of Proxies

To be valid, completed proxies must be deposited with Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (facsimile: 416-249-7775) no later than 48 hours (excluding Saturdays, Sundays or holidays) before the time for holding the Meeting.  The Chairman of the Meeting may, but is not obliged to, accept proxies deposited after that time.

Voting by Proxyholders

If appointed as proxyholder, the person named in the enclosed form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions.

If no choice is specified in the enclosed form of proxy and one of the persons named therein is appointed as proxyholder, the Shares represented by that proxy will be voted in favour of each of the matters identified therein.

Discretionary Authority

Management of the Company is currently not aware of any amendment to or variation in any of the matters identified in the accompanying Notice of Meeting nor of any other matter that may be brought before the Meeting.  However, a proxy in the form enclosed confers discretionary authority on the person named as proxyholder with respect to:

(a)

each matter or group of matters identified in the proxy for which no choice is specified,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

Validity of Proxies

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing.  In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder.  If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, should be deposited along with the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Voting Procedures for Registered and Non-Registered Shareholders

A shareholder may vote at the Meeting by attending in person, if a registered shareholder,  or appointing a proxyholder to attend and vote on their behalf.

The procedure a shareholder must follow in order to vote in person or by proxy will depend on whether they are a registered or a non-registered shareholder.  A registered shareholder is a person whose Shares are recorded in their name on the books of the Company.  Registered Shareholders do not hold their  Shares through and in the name of a brokerage firm, securities dealer, bank, trust company or their nominee or depository.  Registered Shareholders may attend and vote in person at the Meeting by registering their attendance with the Scrutineer of the Meeting on the day of the Meeting.  A registered shareholder who intends to vote in person need not submit a proxy, although it is recommended that they do so in the event they are unable to attend on the day of the Meeting.

Most Shareholders of the Company are “non-registered” or “beneficial” Shareholders because the Shares they own are not registered in their names but are instead registered and held by and in the name of the brokerage firm, securities dealer, bank or trust company of their nominees or depositories (“Intermediaries”) who holds those shares for their clients.  Those Intermediaries cannot vote the Shares registered in their name except with the specific voting instructions from their clients, the beneficial holders.  In order to facilitate this, the Company is required to arrange the distribution of copies of the Notice of Meeting and Information Circular (collectively, the “Meeting Materials”) to non-registered holders.  The Company may distribute the Meeting Materials directly to you if you are a “non-objecting beneficial owner” or NOBO and have allowed your Intermediary to give your name and the number of Shares held by you to the Company in accordance with applicable securities rules.  If not, the Company will distribute the Meeting Materials to your Intermediary who, in turn, is required to forward the Meeting Materials to you  if you have advised that you do not wish to disclose your name to the Company (namely, you are an “objecting beneficial owner” or OBO).  In some cases, non-registered Shareholders have directed their Intermediary not to send them any such materials.

All non-registered beneficial Shareholders who receive Meeting Materials will also receive either a form of proxy or a “voting instruction form” (“VIF”).

If you are a NOBO, you should expect to receive and you should properly complete and sign the proxy or VIF that will be sent to you and return it to Broadridge Investor Communications Solutions, Canada, as directed.  Broadridge will tabulate the results of VIFs delivered to them on behalf of NOBOs and provide that tabulation to the Company.  By sending the Meeting Materials and VIF directly to NOBOs, the Company, and not your Intermediary, has assumed responsibility for the delivery of those materials to you and executing your proper voting instructions.

If you are an OBO, you should expect to receive and you should properly complete and sign the proxy or VIF that will be sent to you and return it to the Intermediary or its service agent, as directed.  Your Intermediary will, in turn, submit a form of proxy to the Company on your behalf, based on the voting instructions you provide.  Every Intermediary has its own procedures for completing and returning these forms in order for the votes of non-registered Shareholders to be submitted and recorded at the Meeting.  These procedures may allow for voting in different manner, including over the internet or by telephone.  Those instructions should be carefully followed.  If you have any questions, you should contact your broker, bank or other Intermediary or any service provider identified by them.

The instructions provided along with the VIF or proxy will also specify how non-registered shareholder may complete those documents if the shareholder wishes to attend the Meeting or appoint someone else to attend on their behalf and vote in person at the Meeting and how to revoke or change your vote.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivering it to the registered and records office of the Company at 709 – 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law.  A revocation of a proxy will not affect any matter on which a vote has already been taken prior to the receipt of the revocation.

ADDITIONAL INFORMATION

The Company’s comparative financial statements for the financial year ended December 31, 2007, the annual MD&A and the Company’s Annual Information Form is available on SEDAR at www.sedar.com or on the Company’s website at www.imaexploration.com or may be obtained by written request to Mr. Mike Clark, the Company’s acting CFO.

APPROVAL OF CIRCULAR

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, as of this 6th day of November, 2008

By Order of the Board of Directors “Joseph Grosso” Joseph Grosso Chief Executive Officer

Schedule “A”

Audit Committee Charter
(as of April 21, 2005)

A.

Mandate

The Board of Directors of the Company has an overall responsibility to oversee the affairs of the Company for the benefit of the Shareholders.  The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities.  The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

➢

Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure

➢

Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance

➢

Monitor the independence and performance of the Company’s independent auditors

➢

Provide an avenue of communications among the independent auditors, management and the Board of Directors

➢

Encourage adherence to, and continuous improvement of, the Company’s policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

B.

Composition and Meetings

Audit Committee members shall meet the requirements of the TSX and US Securities and Exchange Commission.  The Audit Committee will have, at least, one member who meets the definition of “audit committee financial expert” (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide).  The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment.  All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

 Audit Committee members shall be appointed by the Board.  If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate.  The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.  The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.  In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company’s financial statements and any significant findings based upon the Auditors limited review procedures, if any.

C.

Responsibilities and Duties

Article I.

Review Procedures

1.

Review the Company’s annual audited financial statements and management discussion and analysis prior to filing or distribution.  Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

2.

In consultation with management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.  Review significant findings prepared by the independent auditors together with management’s responses.

3.

In consultation with management, review the Company’s quarterly financial results and management discussion and analysis prior to the release of earnings.  Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors.

Article II.

Independent Auditors

4.

The independent auditors are directly accountable to the Audit Committee.  The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

5.

Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

6.

On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor’s independence.

7.

Review the independent auditors audit plan and engagement letter.

8.

Discuss the year end results with the Committee before releasing.

9.

The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Article III.

Responsibilities

10.

At least on an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

11.

The Chairman, with the assistance of the entire Committee, shall annually produce a report to Shareholders to be included in the Company’s information circulars.  The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX in Canada or the Securities and Exchange Commission in the United States and information circulars.

12.

Oversee the establishment and implementation of the Company’s Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.